Exhibit 99.1
TechFaith and BEIID Partnering in Development of a 10 Million-Unit
Capacity Smartphone Production Line in Beijing
Beijing, China, September 2, 2010 — China TechFaith Wireless Technology Limited (NASDAQ:CNTF) (“TechFaith”) today announced TechFaith will invest US$70 million to establish a wholly owned subsidiary for the development of a 10 million-unit capacity smartphone production line in Beijing Economic and Technological Development Area. This subsidiary will focus primarily on the production of QIGI’s smartphones as well as supporting TechFaith’s ODP business. The construction and full ramp-up of the production facility is expected to be completed over the next five years.
TechFaith partnered with Beijing E-town International Investment and Development Co., Ltd. (“BEIID”), a PRC stated-owned investment and financing company headquartered in the Beijing Economic and Technological Development Area, in this project. BEIID indirectly invested into this project through its purchase of a redeemable and convertible bond at the principal amount of US$30 million and 0.5% interest per annum from TechFaith. The proceeds of the bond issuance will be used solely for TechFaith’s direct investment into its newly established subsidiary. According to the convertible bond purchase agreement, BEIID will be allowed to convert its interest in the convertible bond into TechFaith’s ordinary shares over the next 5 years at the price of US$5.00 per ADS as long as each conversion is at the value of more than US$10 million.
Mr. Li Xiao Ping, Executive Deputy General Manager of BEIID, commented, “We look forward to working with TechFaith to develop this major project, which will advance the Beijing Economic-Technological Development Area’s technology and smartphone resources.”
Mr. Defu Dong, Chairman and CEO of TechFaith, said, “We highly value the confidence and trust BEIID has expressed in TechFaith. We share the same goal of expansion and technology development. This new capacity will give TechFaith a growth platform to meet the expected demand growth due to the fast increase in smartphone users worldwide. QIGI’s fast growth is in line with our expectations and we expect our smartphone business to become one of our major business segments. Given the extensive opportunities, we also plan to launch the QIGI brand and products in Russia and South East Asia due to their close geographic proximity with China. In addition, the new production capabilities will be able to support the stable growth of our ODP business.”
About BEIID
“BEIID” is a PRC stated-owned investment and financing company headquartered in the Beijing Economic and Technological Development Area (“BDA”). It focuses on financing large scale strategic projects in the BDA and promoting the development of the hi-tech industry in the BDA, among other things.

About TechFaith
TechFaith (NASDAQ: CNTF) is a China-based original developed product (“ODP”) provider focused on the original design and sales of mobile phone products. TechFaith is targeting to build it to be a branded mobile phone specialist in differentiated market segments in the China market. TechFaith is also striving to be a leading PC and online gaming business through its wholly-owned subsidiary, 798 Entertainment Limited.
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TechFaith engages in the development and production of middle to high end handsets and tailor made handsets. TechFaith’s original developed products include: (1) multimedia phones and dual mode dual card handsets of multiple wireless technology combination such as GSM/GSM, GSM/CDMA, GSM/WCDMA, GSM/TD-SCDMA and UMTS/CDMA; (2) Windows-based smartphones and Pocket PC phones; and (3) handsets with interactive online gaming and professional game terminals with phone functionality.

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With the capability of developing Middleware Application MMI/UI software on 2G/2.5G(GSM/GPRS, CDMA1X), 3G(EV-DO, WCDMA/UMTS, TD-SCDMA) and 3.5G(HSDPA) communication technologies, TechFaith is able to provide Middleware Application MMI/UI software packages that fulfill the specifications of handset brand owners and carriers in the global market. For more information, please visit www.techfaithwireless.com.

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TechFaith is targeting to be a branded mobile phone specialist for differentiated market segments in the China market, such as under its wholly-owned subsidiary brand name QIGI for smartphone business which targets enterprise users and operator tailored market, under Glomate brand, selling other licensed brand names for girls and teenagers.

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TechFaith is targeting both the mobile and online PC gaming markets through its websites www.798uu.com and www.798game.com with gaming content developed internally, co-developed and licensed from third parties.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. Among other things, the business outlook and strategic and operational plans of TechFaith and management quotations contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
CONTACTS:

In China:	In the U.S.:
Jay Ji	David Pasquale
China Techfaith Wireless Communication Technology Limited	Global IR Partners
Tel: 86-10-5822-8390	Tel: +1 914-337-8801
ir@techfaith.cn	cntf@globalirpartners.com